Exhibit 99.1

[Form of Email Regarding Stock Exchange Program]

From: Bill Weber

Sent: Monday, June 13, 2016

To: ALL HANDS

Subject: Employee Stock Option Exchange Program

On Wednesday, June 15, 2016, KEYW will launch its Employee Stock Option Exchange Program (the “Exchange Program”). This voluntary, one-time offer will allow eligible employees to exchange certain stock options for a lesser number of restricted stock units. The Exchange Program will be open to all current employees with outstanding stock options that have a per share exercise price equal to or greater than $11.18. However, the Exchange Program will not be open to KEYW’s named executive officers, certain identified members of its executive leadership team or members of its Board of Directors.

If you are eligible to participate in the Exchange Program, you will receive a follow-up email on Wednesday, June 15, 2016 from optionexchange@equitybenefits.com with important details on the Exchange Program. Eligible employees who wish to participate in the Exchange Program should follow the instructions provided in the email and make an election by the deadline, currently anticipated to be July 14, 2016 at 5:00 PM Eastern Time, unless further extended in KEYW’s discretion. Information about the Exchange Program and FAQs will be available on the Exchange Program website.

Your participation in the Exchange Program is completely voluntary. You are not obligated to participate in the Exchange Program. Any stock options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

Please review the Exchange Program materials carefully. If, after reviewing the materials, you still have questions about the program, please email optionexchange@keywcorp.com.

Thanks,

Bill Weber

The Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible employees. At the time the Exchange Program begins, if at all, the Company will provide option holders who are eligible to participate in the Exchange Program with written materials explaining the terms and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a Tender Offer Statement upon commencement of the Exchange Program. The Company’s shareholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s shareholders and eligible option holders may obtain free copies of the tender offer documents, when available, by contacting the Company’s Corporate Secretary at The KEYW Holding Corporation, 7740 Milestone Parkway, Suite 400, Hanover, Maryland 21076, (443) 733-1600 or at the Company’s website: http://investors.keywcorp.com.